ElectraMeccanica CEO, Paul Rivera, Provides Corporate Video Update with Proactive Investors

VANCOUVER, OCTOBER 15, 2019 – ElectraMeccanica Vehicles Corporation (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has provided a corporate update through a video interview with company CEO, Paul Rivera, which was conducted last week and released yesterday by Proactive Investors.

Management Commentary

“We’ve continued our steadfast operational execution to bring the SOLO EV to market, a purpose built, trend-setting, single-seat EV that we believe will revolutionize commuting, delivery and shared mobility,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “Our company maintains a healthy financial position as evidenced by our $21.3 million in cash and cash equivalents in the second quarter as we continue to work closely with our strategic manufacturing partner and early investor, Zongshen Industrial Group, to bring the SOLO to market.”

“Today, beyond the initial prototypes and Gen-1 SOLOs built in Canada, we’ve now produced the first pilot-production vehicles from our assembly operation in China. These have been undergoing extensive on-road validation testing throughout the US, Canada, and China. We’re continuing to fine-tune various systems to ensure that we deliver our flagship vehicle to the market with the highest standards of safety, reliability and comfort. I’ve frequently said that the last 5% of this final stage of delivering a production vehicle is often the hardest; however, our entire team is moving rapidly to accomplish this goal. We will begin delivering our production SOLO’s to early adopter customers in early 2020, strategically launching in the Los Angeles area first, followed by broader expansion into other West Coast markets.”

Rivera, concluded: “We stand at an inflection point as a company, moving from a great idea into commercial production. To support these initiatives, we’ve taken many strategic steps to enhance relationships with partners, bolster our team and ensure the vehicles we are delivering meet our high standards, which ultimately, will help support a much larger, more mature organization. We’re also working to ensure a seamless and convenient customer experience. I look forward to providing future investor updates as we launch this category-defining vehicle and create sustainable, long-term value for our shareholders.”

Proactive Investors Video Interview

In the just-released interview Rivera discusses how the company’s flagship EV, the SOLO, is redefining the commuter experience, while providing a thorough update on his vision and upcoming launch of the SOLO. To view. Please click here, or visit: https://investors.electrameccanica.com/media.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single commuter vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for an incredible driving experience while making your commute more efficient, cost-effective and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”,

“potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

SOLO@mzgroup.us

www.mzgroup.us

Media Contact:

Sean Mahoney

C. 310-867-0670

sean@electrameccanica.com